EXHIBIT 21.1

Virgin Mobile USA, Inc.

List of Subsidiaries

The following entities are subsidiaries of Virgin Mobile USA, Inc.

Name	Jurisdiction of Incorporation

VMU GP, LLC	Delaware

Bluebottle USA Investments L.P.	Delaware

Bluebottle USA Holdings L.P.	Delaware

VMU GP1, LLC	Delaware

Virgin Mobile USA, L.P.	Delaware